COMPANY FACT SHEET

©March 2018

INVESTOR RELATIONS:

CHUCK HARBEY PCG ADVISORY GROUP
PHONE: 646-863-7997
TOM NELSON TEN ASSOCIATES
PHONE: 480-326 8577
investors@12ReTech.com

12 ReTech Corporation:
Ticker: (OTC: RETC)

About 12 ReTech Corporation (OTC: RETC)
At our core, we are a software company whose technology allows retailers to combat the dual threats of Walmart and Amazon — both online and in physical stores. Our microbrand rollup acquisition strategy allows us to demonstrate the effectiveness of our software, devise and test new products, while providing shareholder value through immediate revenue and earnings growth. The Company operates through our subsidiaries on three continents: 12 Hong Kong, Ltd. and 12 Japan, Ltd., 12 Europe A.G., 12 Retail Corporation (and subsidiaries in North America), E-Motion Apparel, Inc. For more information please visit our website at www.12ReTech.com.

Acquisition Transactions

June 27, 2017 12 ReTech acquires 12 Hong Kong Ltd in a reverse merger. 12 Hong Kong is the technology developer and IP owner.

July 31, 2017 12 ReTech acquires 12 Japan Ltd as the Asia based business operations of the Company.

October 26, 2017 12 ReTech acquires 12 Europe A.G. as the European based business operations of the Company.

March 13, 2018 12 ReTech acquires E-motion Apparel, Inc as its first microbrand.

Pending Acquisitions

Active Fashion Group – Founded in 1998 nearly $20M in revenue, $1.2M in adjusted EBIDTA (announced Letter of Intent pending completion) Leverage our technologies and experience to increase online revenues from $350k per year to $6M (projected)

The J Peterman Company – Founded in 1987, Nearly $20M in Revenue, $250K in adjusted EBITDA. An iconic brand, known from a American television favorite sit-com, "Seinfeld", where John O'Hurley played Elaine's boss, Jacopo Peterman.

Krazy Larry, Inc. – Nearly $7.4M in revenue, $1.6M in EBITDA. Sells to 1,800 boutiques. The opportunity exists to sell our other apparel products to Krazy Larry, Inc.'s wholesale customer base located mainly in resorts.

Industry Comparisons

Peer Comparisons as of March 21, 2018	Next Year's Earnings Estimate	Forward P/E Multiple	Share Price
Shopify	$0.50	307.08	$153.54
12 ReTech	$0.05	1.82	$0.09
Etsy	$0.52	54.56	$28.37

Sector: Technology
Industry: Retail / Technology
Website: www.12ReTech.com

Key Statistic	
Price 03/20/2018	$0.09
52 Week High	$2.61
52 Week Low	$0.02
Average Volume (30 day)	66,930
Market Cap 03/20/2018	$8.03 million
Shares Outstanding	88.2 million
EPS (TTM)	-$0.44

Source: OTC Markets & Company

Business Highlights

March 13, 2018 12 ReTech acquires E-motion Apparel, Inc as its first microbrand.

February 2, 2018 12 ReTech appoints Rotenbergmeril as its PCAOB Certified Auditor.

December 6, 2017 12 ReTech Will Be Installing Its 12 Technology Suite at the Soybu Boutique at Dallas's Love Field Airport in Connection with the Hudson Group.

November 29, 2017 12 ReTech Gets Pilot Project with Manor AG of Switzerland.

November 9, 2017 12 ReTech Announces new APP, "12 Sconti" in Europe.

Investment

Three reasons to invest in 12 ReTech:

- Proven patented technology helps retailers compete with Walmart and Amazon.
- Acquires undervalued brands and uses its technology to enhance their value.
- Experienced management team.